SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 19, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Notice Concerning Management Integration between Millea Holdings and Nisshin Fire & Marine

2.	Millea Holdings’ Split of Shares and Introduction of Unit Share System

3.	Announcement Regarding Share Repurchases from the Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

May 19, 2006	By:	/s/ TAKASHI ITO
General Manager,
Corporate Legal Department

Item 1

(English translation)

May 19, 2006

Millea Holdings, Inc.

Tokio Marine & Nichido Fire Insurance Co., Ltd.

The Nisshin Fire & Marine Insurance Co., Ltd.

Notice Concerning Management Integration between Millea Holdings and Nisshin Fire & Marine

Millea Holdings, Inc. (President: Kunio Ishihara; hereinafter referred to as “Millea Holdings”) and The Nisshin Fire & Marine Insurance Co., Ltd. (President: Hiroshi Miyajima; hereinafter referred to as “Nisshin Fire”) hereby announce that the two companies have agreed, subject to the approval at the general meeting of shareholders of Nisshin Fire, to integrate the management of the two companies through a stock-for-stock exchange (hereinafter referred to as “the stock-for-stock exchange”), effective on September 30, 2006.

1. Objective of Management Integration

Nisshin Fire and Tokio Marine & Nichido Fire Insurance Co., Ltd. (President: Kunio Ishihara; hereinafter referred to as “Tokio Marine & Nichido”), a wholly owned subsidiary of Millea Holdings, had maintained a close relationship and entered into a business-alliance and capital-affiliation agreement on March 19, 2003. With respect to their capital affiliation, Tokio Marine & Nichido acquired approximately one-third of the outstanding shares of Nisshin Fire on February 23, 2005 (Note). As part of their business alliance, the two companies have collaborated in marketing operations and have shared or jointly used their resources in the areas such as insurance product development, business process and information technology.

To further develop the alliance between the two companies and to strengthen the property and casualty insurance business of Millea Group, Millea Holdings and Nisshin Fire agreed to integrate management of the two companies by way of a stock-for-stock exchange, effective on September 30, 2006. Accordingly, Nisshin Fire will become a wholly-owned subsidiary of Millea Holdings on that day.

Millea Group will aim to make full use of the two companies’ strengths and pursue client-oriented operations in order to further meet the needs and demands of general clients and insurance agents. Accordingly, Nisshin Fire and Tokio Marine & Nichido will aim to achieve a sustainable business growth and expand their combined earnings, thereby enhancing the overall corporate value of Millea Group.

(Note)	The shares of Nisshin Fire were transferred to Millea Holdings upon the transfer of Nisshin Fire’s management functions from Tokio Marine & Nichido to Millea Holdings on April 3, 2006 pursuant to a corporate separation scheme. Consequently, Nisshin Fire is currently a direct affiliate of Millea Holdings. (The ratio of Millea Holdings’ voting rights at the time of the corporate separation was 28.10%.)

2. Property and casualty insurance Operations of Millea Group after Management Integration

(1)	By taking advantage of the holding company functions of Millea Holdings, Nisshin Fire and Tokio Marine & Nichido will continue to operate as independent property and casualty insurance companies and each shall endeavor to expand their respective operations.

(2)	Nisshin Fire will continue to pursue its existing retail business strategy as an insurance company focusing on the retail business within Millea Group. In addition, with the backing from other Millea Group companies, Nisshin Fire will pursue to enhance reliance from clients and achieve sustainable growth. Tokio Marine & Nichido will accelerate its business cooperation with Nisshin Fire in order to facilitate the success of Nisshin Fire’s retail business strategy.

(3)	Millea Group will offer insurance products and services that better meet the needs and demands of clients by fully utilizing the strengths of both Nisshin Fire and Tokio Marine & Nichido, thereby increasing the synergy between each other. In addition, Millea Group will strive to ensure overall growth and efficiency of the group through cost reductions achieved by the proposed management integration.

3. Stock-for-Stock Exchange

(1)	Schedule of the stock-for-stock exchange

May 19, 2006:	Each company’s meeting of the Board of Directors to approve the stock-for-stock exchange agreement

May 19, 2006:	Execution of the stock-for-stock exchange agreement

June 28, 2006 (planned):	General meeting of shareholders of Nisshin Fire to approve the stock-for-stock exchange agreement (Note)

September 30, 2006 (planned):	Effective date of the stock-for-stock exchange

(Note)	As the stock-for-stock exchange complies with Article 796, paragraph 3 of the Corporation Law, the exchange shall be executed without the approval of the general meeting of shareholders of Millea Holdings.

(2)	The stock-for-stock exchange ratio

	Millea Holdings (100% parent company)	Nisshin Fire (wholly-owned subsidiary)
The stock-for-stock exchange ratio	1	0.126 (Note)

(Note)

As announced separately, Millea Holdings plans to split one share of its common stock into 500 shares (hereinafter referred to as the “stock split”) on September 30, 2006, the day when the stock-for-stock exchange will become effective. The calculation of the stock-for-stock exchange ratio assumes that the stock split is implemented as proposed.

Millea Holdings intend to introduce a unit share system on the same date as the proposed stock split, and the proposed number of shares constituting one unit is 500 shares. The number of shares constituting one unit shall then be changed from 500 shares to 100 shares on October 2, 2006. Accordingly, it is on and after October 2 that a share of Millea Holdings that is split into 500 shares can be traded in units of 100 shares.

(i)	The stock-for-stock exchange ratio

0.126 shares of common stock of Millea Holdings will be allocated and delivered in exchange for one share of common stock of Nisshin Fire (excluding Nisshin Fire shares held by Millea Holdings).

(ii)	Basis for calculating the stock-for-stock exchange ratio

Millea Holdings and Nisshin Fire, in the interest of each company’s shareholders, had the stock-for-stock exchange ratio independently appraised. In appraising the ratio, Millea Holdings designated Mitsubishi UFJ Securities Co., Ltd. (hereinafter referred to as “Mitsubishi UFJ Securities”) as its financial adviser while Nisshin Fire designated Nikko Citigroup Ltd. (hereinafter referred to as “Nikko Citigroup”) as its financial adviser.

The two financial advisers separately analyzed the calculation of the stock-for-stock exchange ratio based on the market value method, the DCF (discounted cash flow) method and the adjusted net asset method.

The stock-for-stock exchange ratio shown above was agreed between Millea Holdings and Nisshin Fire after consultations between the parties based on the analyses of their financial advisers.

Millea Holdings and Nisshin Fire each received a statement from Mitsubishi UFJ Securities and Nikko Citigroup, respectively, that the stock-for-stock exchange ratio is appropriate from the financial point of view.

(iii)	Number of shares of Millea Holdings to be delivered upon the stock-for-stock exchange

Millea Holdings shall deliver the number of shares of Millea Holdings calculated by multiplying 0.126 by the number of Nisshin Fire shares held by the shareholders recorded on the last register of shareholders (including the register of beneficial shareholders) of Nisshin Fire as of September 29, 2006, excluding the holdings of Millea Holdings. (The expected delivery date of share certificates is November 20, 2006.)

If Millea Holdings owns treasury stocks as of the effective date of the stock-for-stock exchange, then the corresponding number of such treasury stocks shall be delivered without issuing any new shares. Share buy back policy of Millea Holdings for the fiscal year ending march 31, 2007 will be approved by its Board of Directors meeting and will be made public at the announcement of its financial results for the fiscal year ended March 31, 2006 which is scheduled on May 24, 2006.

(3)	Payment for the stock-for-stock exchange

No payment will be made for the stock-for-stock exchange.

(4)	Condition precedent for the stock-for-stock exchange to be effective

The stock-for-stock exchange shall be effective subject to successful implementation of the proposed stock split and the introduction of the unit share system.

(5)	Listing of shares

Nisshin Fire shares of common stock shall cease to be listed as of September 26, 2006. Millea Holdings shares of common stock shall continue to be listed after the stock-for-stock exchange.

4. Corporate Status of Millea Holdings and Nisshin Fire After the Stock-for-Stock Exchange

Both Millea Holdings and Nisshin Fire will not change their trade names, major business lines, location of head offices, representatives or capital following the stock-for-stock exchange. Millea Holdings will announce its consolidated financial forecast, taking into consideration the effect of the stock-for-stock exchange, and the outline of the accounting treatment in relation to the stock-for-stock exchange at its announcement of financial results for the fiscal year ended March 31, 2006 which is scheduled on May 24, 2006.

(Reference) Outline of parties involved in the stock-for-stock exchange

(1) Outline (as of September 30, 2005)

	100% parent company	Wholly-owned subsidiary
Trade Name	Millea Holdings, Inc.	The Nisshin Fire & Marine Insurance Co., Ltd.

Major Businesses	Insurance holding company	Property and casualty insurance business

Date of Foundation	April 2, 2002	June 10, 1908

Address of Head Office	Chiyoda-ku, Tokyo	Chiyoda-ku, Tokyo

Representative	Kunio Ishihara, President	Hiroshi Miyajima, President

Capital	¥150 billion	¥15.6 billion

Number of Outstanding Shares	1,727,048.75 shares	189,166,900 shares

Shareholders’ Equity	¥2,401.8 billion	¥100 billion

Total Assets	¥2,402.4 billion	¥503.5 billion

Fiscal-Year End	March 31	March 31

Number of Employees	173	2,675

Major Shareholders and Their Holding Ratios

• The Master Trust Bank of Japan, Ltd. (Trust Account) (6.41%)

• Moxley & Co. (5.77%) (Note 1)

• Japan Trustee Services Bank, Ltd.

(Trust Account) (5.64%)

• State Street Bank and Trust Company (2.32%)

• State Street Bank and Trust Company 505103 (2.29%)

• Tokio Marine & Nichido Fire Insurance Co., Ltd. (30.99%) (Note 2)

• Fukoku Mutual Life Insurance Co. (4.49%)

• North Pacific Bank, Ltd. (4.12%)

• Meiji Yasuda Life Insurance Co. (3.80%)

• Shinwa Bank, Ltd. (3.65%)

• Shizuoka Bank, Ltd. (3.33%)

• Employee stock ownership group of Nisshin Fire (2.29%)

Relationship between Parties	Nisshin Fire is an affiliate of Millea Holdings, Inc. by equity method.

(Note 1) Moxley & Co. is the corporate nominee of common stock deposited for the issuance of ADRs.

(Note 2) Effective from April 3, 2006, Millea Holdings came to directly own shares of Nisshin Fire previously owned by Tokio Marine & Nichido.

(2) Earnings results in the past three years

	(unit: millions of yen)
	Millea Holdings (100% parent company)			Nisshin Fire (Wholly-owned subsidiary)
Fiscal year ended	March 2003	March 2004	March 2005	March 2003	March 2004	March 2005
Operating revenue/net insurance premium	52,928	233,617	113,490	149,067	149,422	144,962
Ordinary profit	49,964	231,431	111,270	4,849	8,819	5,254
Net profit	49,605	230,871	110,585	2,317	3,010	2,659
Net profit per share	26,760.91	126,681.20	63,170.59	12.56	17.76	16.79
Dividend per share	10,000.00	11,000.00	11,000.00	7.00	7.00	7.00
Shareholders’ equity per share	1,191,215.23	1,302,942.88	1,347,033.30	321.88	441.76	473.57

(Note 3) Operating revenue is shown for Millea Holdings while net insurance premium is shown for Nisshin Fire.

(Note 4) Net profit per share, dividend per share and shareholders’ equity per share are shown on a yen basis.

Millea Holdings and Nisshin Fire are Japanese companies. Information distributed in connection with the proposed stock-for-stock exchange transaction is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the transaction, since the companies are located in Japan, and all of their officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of Nisshin Fire otherwise than under the stock-for-stock exchange, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed offer.

Item 2

(English translation)

May 19, 2006

Millea Holdings, Inc.

2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

TSE code number: 8766

Millea Holdings’ Split of Shares and Introduction of Unit Share System

Millea Holdings, Inc. (the Company) announced that, at the meeting of the Board of Directors held on May 19, 2006, it resolved a split of its shares of common stock (one share into 500 shares), the introduction of a unit share system (one unit: 500 shares) and the change of the number of shares constituting one unit (one unit: 100 shares). The resolution is summarized below.

As a result of the change described below, starting Monday, October 2, 2006(*), the common stock of the Company will be traded in one unit, constituted by 100 shares after the 1-to-500 split.

(*)	After the stock split, shareholders who are not registered with the JASDEC System can sell their shares only after they receive the new share certificates to be delivered around November 20, 2006.

1.	Purpose

To broaden investor base through lowering the unit price and facilitate investment activities.

2.	Stock Split

(1)	Method

A one to five hundred stock split will be made for shareholders listed or recorded in the final register of shareholders and resister of beneficial shareholders as of Friday, September 29, 2006.

(2)	Number of additional shares to be issued in connection with the stock split

Number of additional shares to be issued

        in connection with the stock split:                            841,837,326.25 shares

Total number of shares issued after the stock split:         843,524,375      shares

(3)	Delivery of the newly issued share certificates

The outstanding share certificates, which cannot be used for settlement at the Tokyo Stock Exchange as well as at the Osaka Stock Exchange after the stock split and the introduction of the unit share system, will be collected from the market. Newly issued share certificates are scheduled to be delivered around Monday, November 20, 2006.

(4)	Period of submission of the outstanding share certificates

From Monday, August 14, 2006 to Friday, September 29, 2006

(5)	Amendment to the Articles of Incorporation

At the meeting of the Board of Directors held on May 19, 2006, it was resolved that the Articles of Incorporation of the Company be amended to the effect that the total number of shares authorized to be issued by the Company shall be 3,300,000,000 shares as of September 30, 2006.

Before the amendment, the total number of shares authorized to be issued was 6,870,000 shares. As a result of the cancellation of 40,000 shares held by the Company as treasury stock in March 2006, the current total number of the shares issued and registered is 6,830,000 shares.

3.	Introduction of Unit Share System

(1)	Summary

On Saturday, September 30, 2006, a unit share system will be introduced. One unit of shares in the Company shall consist of 500 shares.

(2)	Amendment of the Articles of Incorporation

At the meeting of the Board of Directors held on May 19, 2006, it was resolved that the Articles of Incorporation be amended to the effect that one unit of shares in the Company shall consist of 500 shares as of Saturday, September 30, 2006.

4.	Change of the Number of the Shares Constituting One Unit

(1)	Summary

On Monday, October 2, 2006, the number of shares per one unit of shares will be changed from 500 shares to 100 shares.

(2)	Amendment of the Articles of Incorporation

At the meeting of the Board of Directors held on May 19, 2006, it was resolved that the Articles of Incorporation be amended to the effect that the number of shares per one unit of shares shall change from 500 shares to 100 shares as of Monday, October 2, 2006.

5.	Schedule

Friday, May 19, 2006	Resolution at the meeting of the Board of Directors regarding the introduction of the unit share system, the change of the number of shares constituting one unit and the relevant amendment of the Articles of Incorporation (*)

(*) Increase in the total number of shares authorized to be issued by the Company, introduction of a provision regarding the unit share system and change in the number of shares constituting one unit.

Friday, August 11, 2006	Public announcement regarding the stock split, the introduction of the unit share system as well as the submission of the outstanding share certificates

Monday, August 14 2006	Commencement of submission of the outstanding share certificates

Tuesday, September 26, 2006	Commencement of the trading halts of the shares of the Company at the Tokyo Stock Exchange and at the Osaka Stock Exchange.

Friday, September 29, 2006	Record date for purposes of the stock split Final date of submission of the outstanding share certificates Final date of trading halts of the shares of the Company

Saturday, September 30, 2006	Effective date of the stock split (one share into 500 shares) Introduction of the unit share system (one unit: 500 shares)

Monday, October 2, 2006	Change in the number of shares consisting one unit (one unit: 100 shares) Public announcement regarding the change in the number of shares consisting one unit

(*) Beneficial shareholders who have registered their names in the Custody and Book-Entry Transfer System (JASDEC System) can trade the shares of the Company in one unit, i.e. 100 shares after the split.

Monday, November 20, 2006 (tentative)	Delivery of the newly issued share certificates
(*) Shareholders who submit one certificate of the outstanding share, for example, will receive 5 share certificates, each of which representing 100 shares.

Note 1:	The Company will deliver the newly issued share certificates around Monday, November 20, 2006 to the shareholders who submit their outstanding share certificates in due course. From Monday, October 2, 2006, the share certificates issued before the stock split cannot be used for trading. Accordingly, early use of the Custody and Book-Entry Transfer System (JASDEC System) is recommended. Beneficial shareholders who have registered their names in the JASDEC System will be able to sell their shares, including the additional shares issued as a result of the stock split, starting Monday, October 2, 2006. The beneficial shareholders who have registered their names in the JASDEC System before the stock split will not need to go through any extra formalities. The Company intends to send shareholders information on share certificates and the necessary formalities.

Note 2:	The details of the agent accepting the submission of the outstanding share certificates are as follows:

	Transfer Agent in Japan	Mitsubishi UFJ Trust and Banking Corporation Head Office 1-4-5 Marunouchi, Chiyoda-ku, Tokyo

	Inquiries should be directed to	Mitsubishi UFJ Trust and Banking Corporation Stock Transfer Agency Division 1-7-7 Nishi-Ikebukuro, Toshima-ku, Tokyo Phone: 0120-707-696 (toll-free)

	Transmitting Office	Mitsubishi UFJ Trust and Banking Corporation Branch offices throughout Japan

Note 3:	Please note that trading of the shares of the Company will be suspended between Tuesday, September 26, 2006 and Friday, September 29, 2006.

(Reference: Change in the exchange ratio of ADRs)

The ADRs of the Company are traded on NASDAQ in the United States. The Company will change the exchange ratio of ADRs on the occasion of the stock split described above (1-to-500 share split). The Company believes that the change of the exchange ratio will encourage investment in the Company by lowering the minimum amount of investment. The summary of the change of the exchange ratio is as follows:

• Ratio before change:	1 ADR = 0.005 ordinary share

• Ratio after change:	1 ADR = 1 ordinary share

• ADR record date:	Thursday, September 28, 2006 (E.S.T.)

• First trading date with the new ratio:	Friday, October 13, 2006 (E.S.T.)

For further information, please contact:

Toshihiko Aizawa

Group Leader

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-6212-3341

Item 3

(English translation)

May 19, 2006

Millea Holdings, Inc.

2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

TSE code number: 8766

Announcement regarding share repurchases from the market

Millea Holdings, Inc. announced that pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code and the resolution of its board of directors dated February 6, 2006, it has repurchased its own shares from the market as detailed below.

(a)	Period in which repurchases were made:

  From April 1, 2006 through May 18, 2006.

(b)	Number of shares repurchased:

  4,184 shares.

(c)	Aggregate purchase price of shares:

  9,654,850,000 yen.

(d)	Method of repurchase:

  Purchased through the Tokyo Stock Exchange.

(For reference)

1.	Details of the resolution made at the meeting of the board of directors held on February 6, 2006 are as follows.

(a)	Class of shares to be repurchased:

Common stock of Millea Holdings, Inc.

(b)	Aggregate number of shares to be repurchased:

Up to 10,000 shares.

(Approximately 0.6% of total issued shares.)

(c)	Aggregate purchase price of shares:

Up to 18.3 billion yen.

(d)	Period in which repurchases may be made:

From February 7, 2006 through May 23, 2006.

2.	Details of the share repurchases made pursuant to the resolutions of the board of directors since February 6, 2006 pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code are as follows.

(a)	Aggregate number of shares repurchased: 8,059 shares.

                                                 (Approximately 0.5% of total issued shares.)

(b)	Aggregate purchase price of shares: 18,299,740,000 yen.

3.	Details of the share repurchases made pursuant to the resolutions of the board of directors since July 1, 2005 pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code

(a)	Aggregate number of shares repurchased: 36,847 shares.

                                                 (Approximately 2.2% of total issued shares.)

(b)	Aggregate purchase price of shares: 70,095,390,000 yen.

For further information, please contact:

Toshihiko Aizawa

Group Leader

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-6212-3341